UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2022

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

The MediaWorks

191 Wood Lane

London W12 7FP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The information contained in this Report, including Exhibits 99.1 and 99.2 of this Report, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-226457), Form F-3 (File No. 333-258556), Form F-3 (File No. 333-264304), and Form F-3 (File No. 333-264650) of Autolus Therapeutics plc (the “Company”) and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Taxation Update

On December 8, 2022, the Company filed with the SEC a preliminary prospectus supplement as part of a registration statement on Form F-3 (File No. 333-258556) (the “Preliminary Prospectus Supplement”). The Preliminary Prospectus Supplement contains an updated disclosure regarding material tax consequences to U.S. and U.K. shareholders in the section titled “Taxation,” which is attached hereto as Exhibit 99.1 and incorporated herein by reference. The Company is filing the updated taxation disclosure for the purpose of supplementing and updating the description of material tax consequences to U.S. and U.K. shareholders and contained in the Company’s prior public filings with the SEC, including those discussed under the heading “Item 10.E. Taxation” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 10, 2022. The updated disclosures are filed herewith as Exhibit 99.1 and are incorporated herein by reference.

Business Update

In the Preliminary Prospectus Supplement, the Company updated its business information as follows:

Obe-cel (AUTO1) Phase 2 Clinical Trial in Adult ALL (FELIX Trial)

As previously announced in 2021, we initiated the Phase 2 portion of our pivotal FELIX clinical trial, or the FELIX trial, of obecabtagene autoleucel, or obe-cel, in relapsed/refractory, or r/r, adult Acute Lymphoblastic Leukemia, or ALL. On December 8, 2022, we announced the FELIX trial has met its primary endpoint, based on a pre-planned interim analysis of 50 patients with morphological disease, as verified by an independent data monitoring committee. The primary endpoint for the FELIX trial is the overall remission rate, or ORR, defined as the proportion of patients achieving a complete remission, or CR, and a complete remission with incomplete blood count recovery, or CRi, as assessed by an independent response review committee.

Based on the interim analysis of 50 patients, the data we have observed thus far from the FELIX trial continues to support the profile of obe-cel observed in our prior ALLCAR19 trial, and demonstrated an ORR of 70%. In addition, obe-cel showed comparable expansion and initial persistence (median follow-up 6.4 months) to our prior observations in the ALLCAR19 study. Now, with a larger data set of an aggregate of 92 patients treated with obe-cel and evaluable for safety to date, we believe we have observed a differentiated safety profile of obe-cel, with low rates of Grade 3 or higher cytokine release syndrome, or CRS, and immune effector cell-associated neurotoxicity syndrome, or ICANS. In the interim analysis, we observed that only 3% of patients experienced Grade 3 or higher CRS, while 8% experienced Grade 3 or higher ICANS, and 23% of patients experienced ICANS of any grade. The trial has completed screening patients for entry into the morphological cohort as the pre-specified goal of approximately 90 patient enrollments has been reached, and Autolus plans to present the results from the FELIX trial at a medical conference in mid-2023, with longer follow up planned to be reported at the end of 2023.

Announcement of Two Milestone Payments from Blackstone

Our collaboration partner Blackstone Life Sciences, or Blackstone, has committed to make two pre-agreed milestone payments of $35 million to us, totaling an aggregate of $70 million (each, a “Blackstone Milestone” and together, the “Blackstone Milestones”). The Blackstone Milestones are expected to be paid before December 31, 2022. The first Blackstone Milestone of $35 million is being paid earlier than anticipated as a result of the joint steering committee’s review of our interim analysis of the FELIX trial discussed above. The second Blackstone Milestone of $35 million is a manufacturing milestone as a result of our completion of planned activities demonstrating the performance and qualifications of our obe-cel manufacturing process.

Press Release

On December 8, 2022, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Taxation disclosure included in Autolus’ Preliminary Prospectus Supplement dated December 8, 2022 to the Registration Statement on Form F-3 (File No. 333-264650)

99.2	Press release dated December 8, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: December 8, 2022	By:	/s/ Christian Itin
Name Christian Itin, Ph.D.
Title: Chief Executive Officer